Exhibit 4.13

September 21, 2017

Rosemina (Nina) Merchant
1920 Yonge Street, 2nd Floor
Toronto, ON

Dear Nina:

We are asking you to agree to certain changes to your written employment agreement dated January 1, 2013 as amended March 1, 2015 and October 1, 2016 (your "Employment Agreement") a copy of which is enclosed with this amendment letter).

We have set out the changes that will be made to the terms of your Employment Agreement, below. Please sign and return this document to indicate your acceptance of these changes. Once you have accepted the changes, this document will constitute an official amendment to the terms of your Employment Agreement.

1.

Change to your Base Salary - Section 3.1(a) will be modified to reflect your new Base Salary of Cdn $291,747.50 which is effective as of April 1, 2017. This increase reflects a cost of living adjustment for 2015 and 2016.

2.	Changes to your Bonus Structure - Section 3.3 will be modified to reflect your new bonus rate of 30 percent.

Finally, all other terms and conditions of your Employment Agreement shall remain the same.

Thank you for taking the time to carefully consider this letter. Please return a signed copy at your earliest convenience. In the meantime, if you have any questions please do not hesitate to contact the undersigned.

Yours Sincerely,

Medicenna Therapeutics Inc.

Signed:	/s/ Fahar Merchant

Encl. Your Employment Agreement

I hereby agree to amend the terms and conditions of my Employment Agreement, as described above. All remaining terms and conditions of my employment will remain in effect, unchanged by this consent

Signed:	/s/ Rosemina Merchant	Date: 12/14/2017

Rosemina Merchant